

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



14041987

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

NOV 2 8 2014

201

SEC FILE NUMBER
8-02827

08369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____10/01/13_____ AND ENDING_____9/30/14_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ASHTON YOUNG, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 S. TELEGRAPH ROAD, SUITE 150
(No. and Street)

BLOOMFIELD HILLS	**MI**	**48302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        GLEN YOUNG   **248-729-0101**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        CARNAGHI & SCHWARK, PLLC
                    (Name – if individual, state last, first, middle name)

30435 GROESBECK HIGHWAY, ROSEVILLE	**MI**	**48066**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____GLEN YOUNG_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ASHTON YOUNG, INC._____ , as of _____SEPTEMBER 30_____ , 20_14_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

CYNTHIA KRUEGER
NOTARY PUBLIC, Oakland County, MI
My Commission Expires: 10-14-2017

Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON YOUNG, INC.
TABLE OF CONTENTS

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA

Douglas W. Schwark, CPA

(586) 779-8010

FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying financial statements of Ashton Young, Inc., a Michigan corporation, which comprise the balance sheet as of September 30, 2014 and the related statement of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ashton Young Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 9 to 16, has been subjected to audit procedures performed in conjunction with the audit of Ashton Young Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
November 24, 2014

ASHTON YOUNG, INC.
BALANCE SHEET
September 30, 2014

ASSETS

	Amount
Cash	$ 28,155
Accounts receivable:	
Brokers, dealers and clearing organization	152,854
Deposit – clearing organization	25,000
Prepaid expenses	3,644
Other assets:	
Advances to officer and salesmen	111,562
Deposits	8,644
	$ 329,859

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable:	
Commissions due salesmen	$ 135,060
Accrued expenses	3,297
Federal income tax (Note 2)	-
Total liabilities	138,357
Stockholder's equity:	
Common stock, par value $1.00 per share; 100,000	
shares authorized; 10,906 shares issued	10,906
Capital in excess of par value	26,541
Retained earnings	154,055
Total stockholder's equity	191,502
	$ 329,859

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For The Year Ended September 30, 2014

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholder's Equity
Balance, September 30, 2013	10,906	26,541	155,450	192,897
Net loss for the year ended September 30, 2014	-	-	(1,395)	(1,395)
Balance, September 30, 2014	$ 10,906	$ 26,541	$ 154,055	$ 191,502

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENT OF OPERATIONS
For The Year Ended September 30, 2014

	Amount
Income:	
Commissions and fees	$ 1,373,592
Interest income	6,888
Total income	1,380,480
Commissions and clearing charges:	
Commissions paid	835,144
Clearing charges	20,401
Total commissions and clearing charges	855,545
Gross profit from operations	524,935
Selling, general and administrative expenses	526,330
Loss before provision for taxes	(1,395)
Provision for taxes:	
Federal income tax (Note 2)	-
Michigan corporate taxes	-
Total provision for taxes	-
Net loss	$ (1,395)

ASHTON YOUNG, INC.
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2014

	Amount
Increase (decrease) in cash and cash equivalents:	
Cash flows from operating activities:	
Fees and commissions received	$ 1,374,265
Interest received	6,888
Commissions paid	(882,545)
Clearing charges	(20,401)
Other selling, general and administrative expenses paid	(530,798)
Federal income taxes paid	-
MI business taxes paid	-
Net cash (used in) operating activities	(52,591)
Cash flows from investing activities:	
Advances (to) officers and salesmen-net	(2,694)
Net cash (used in) investing activities	(2,694)
Net (decrease) in cash	(55,285)
Cash at beginning of year	83,440
Cash at end of year	$ 28,155
Reconciliation of net loss to net cash (used in) operating activities:	
Net loss	$ (1,395)
Adjustments to reconcile net loss to net cash (used in) operating activities:	
(Increase) decrease in:	
Accounts receivable	673
Prepaid expenses	(3,644)
Deposits	(3,644)
Increase (decrease) in:	
Accounts payable	(47,401)
Accrued expenses	2,820
Federal income taxes	-
Total adjustments	(51,196)
Net cash (used in) operating activities	$ (52,591)

See accompanying notes.

Note 1 - ORGANIZATION

Ashton Young, Inc., a Michigan corporation, provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Income Taxes
The Company has available a net operating loss carryforward of approximately $1,600 to offset against future taxable income.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through November 26, 2014, which is the same date the financial statements were available to be issued.

Note 3 – ADVANCES TO OFFICER AND SALESMEN

The advances to an officer and a salesman at September 30, 2014, in the amount of $111,562, bear interest at five (5) percent per annum and will be paid from future salaries and commissions.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2014, the Company's net capital was $11,053 and its required net capital was $9,224. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was 12.52 to 1.

Note 5 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) on a calendar year basis covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company may make an additional contribution to the plan based on a matching formula. For the calendar year ended December 31, 2013 the Company contributed $19,371 to the plan as a matching contribution.

Note 6 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2014 are as follows:

Year ended September 30,	Amount
2015	36,600
2016	43,800
2017	43,800
2018	43,800
2019	43,800

For the year ended September 30, 2014 the total lease expenses pursuant to the above operating lease amounted to $45,277, which is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPLEMENTARY INFORMATION

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2014

Total ownership equity	$ 191,502
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	191,502
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	191,502
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	180,449
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	11,053
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	11,053
Net capital requirement	9,224
Excess net capital	$ 1,829

9

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2014
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 138,357
19.	Total aggregate indebtedness liabilities	$ 138,357
20.	Percentage of aggregate indebtedness to net capital	1252%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Ashton Young, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date consisted of the following:

Excess net capital per this computation	$ 1,829
Difference due to:	
Adjustment of accounts payable	5,000
Increase in required capital based on aggregate indebtedness	334
Excess per the Company's Part IIA, FOCUS Report	$ 7,163

Ashton Young, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

INDEPENDENT ACCOUNTANTS REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2013 to September 30, 2014, which were agreed to by Ashton Young, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ashton Young, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ashton Young Inc.'s management is responsible for Ashton Young Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2014 with the amounts reported in Form SIPC-7 for the period from October 1, 2013 to September 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
November 24, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _September 30_, 20 _14_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-008369   FINRA   SEP   12/30/1970
ASHTON YOUNG INC
~~2150 BUTTERFIELD DRIVE STE 110~~
~~TROY, MI 48084~~
2660 S TELEGRAPH STE 150
BLOOMFIELD HILLS MI 48302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GLEN YOUNG 248 729 0101

2. A. General Assessment (item 2e from page 2) — $ 519

   B. Less payment made with SIPC-6 filed (exclude interest) — (25)
      5-9-14
      Date Paid

   C. Less prior overpayment applied — (—)

   D. Assessment balance due or (overpayment) — 494

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — —

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 494

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) — $ 494

   H. Overpayment carried forward — $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ashton Young Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _20_ day of _November_, 20 _14_.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Exceptions:

Disposition of exceptions:

Forward Copy _____

14

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _12·1_ , 20 _13_
and ending _9·30_ , 20 _14_

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1,380,480_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _1,149,812_

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _20,401_

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _119_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _2755_

Enter the greater of line (i) or (ii)   _2755_

Total deductions   _1,172,968_

2d. SIPC Net Operating Revenues $ _207,512_

2e. General Assessment @ .0025 $ _519_

15

(to page 1, line 2.A.)

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Ashton Young, Inc.
Bloomfield Hills, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which Ashton Young, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Ashton Young, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and Ashton Young, Inc. stated that they met the identified exemption provisions from the period June 1, 2014 (inception) through September 30, 2014 without exception. Ashton Young Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashton Young, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
November 24, 2014



Ashton Young, Inc.

2600 S. Telegraph Road, Suite 150, Bloomfield Hills, MI 48302 / 248-729-0101

November 20, 2014

Ashton Young, Inc. - Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5 of the U.S. Securities and Exchange Commission

September 30, 2014

Ashton Young, Inc. is exempt from the Customer Protection Rule pursuant to the Securities and Exchange Act of 1934 Rule 17a-5 based on the provisions of 17 C.F.R. subsection 15c3-3(k), in which we claim an exemption that is provided under Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of subsection 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

Ashton Young, Inc. asserts that is has met the identified exemption provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 for the period June 1, 2014 (inception) through September 30, 2014 without exception.

Signed,

Glen Young
Vice President
Ashton Young, Inc.